Exhibit 99.4

Anderson Goncalves Candido
RPM Global
8° floor,330 St Antonio de Albuquerque
Belo Horizonte, MG - Brazil
Phone: +55 31 99969 1205
agcandido@rpmglobal.com

I, Anderson Goncalves Candido, am working as a Principal Resource Geologist for RPM Global, of 8° floor,330 St Antonio de Albuquerque, Belo Horizonte, MG - Brazil. This certificate applies to the NI 43-101 Mineral Resources Technical Report on the Carangas Gold-Silver Project, Bolivia, prepared for New Pacific Metals Corp., dated effective as of 25 August 2023 (the “Technical Report”), do hereby certify that:

1. I am a Fellow Member of the Australasian Institute of Mining and Metallurgy (“FAusIMM”).

2. I am a professional geologist having graduated with an undergraduate degree of Bachelor of Science (Geology Engineer) from the Ouro Preto Federal University in 2003.

3. I have worked as a geologist for a period in excess of 19 years since my graduation from university. I have been continuously and actively engaged in the geology discipline on assessment, development, and operation of mineral Projects.

4. I am a Qualified Person for the purposes of the National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”).

5. I visited the Carangas Gold-Silver Project site from March 27 to 30, 2023 to verify and have a good geology understanding and project perspectives.

6. I approved the preparation and compilation of the Technical Report.

7. I have had no prior involvement with the properties that are the subject of the Technical Report.

8. To the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading as of the effective date of the report, 25 August 2023.

9. I am independent of New Pacific Metals Corp. in accordance with the application of Section 1.5 of NI 43-101.

10. I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange or any other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their website and accessible by the public, of the Technical Report.

Dated at Brazil, 25 August 2023

“Anderson Goncalves Candido”

“Anderson Goncalves Candido” (QP)

| ADV-TO-00079 | Carangas Silver- Gold Project - Department of Oruro, Bolivia - NI 43-101 Mineral Resource Estimate Technical Report | August 2023 |	| Page ii of vi |

This report has been prepared for New Pacific Matals Corporation and must be read in its entirety and is subject to all assumptions, limitations and disclaimers contained in Appendix B of the report. © RPM Global Limited 2023